Pursuant to Rule 424 (b)(2) and Rule 424 (c)
File No. 333-107891

Prospectus Supplement to Prospectus dated October 16, 2003.

3,800,000 Shares

Common Stock

       Our common stock is traded on the New York Stock Exchange under the symbol “PHS.” The last reported sale price of our common stock on November 10, 2003 was $55.10 per share.

       See “Risk Factors” beginning on page 4 in the accompanying prospectus dated October 16, 2003 to read about factors you should consider before buying shares of our common stock.

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial price to public	$52.95	$201,210,000
Underwriting discount (1)	$0.47	$1,786,000
Proceeds, before expenses, to PacifiCare	$52.48	$199,424,000

(1)	In addition, Goldman, Sachs & Co. may receive from purchasers of the common stock normal brokerage commissions in amounts agreed upon with such purchasers.

       Goldman, Sachs & Co. expects to deliver the shares against payment in New York, New York on November 14, 2003.

Goldman, Sachs & Co.

Prospectus Supplement dated November 10, 2003.

ABOUT THIS PROSPECTUS SUPPLEMENT

       You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide information different from that contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. Neither the delivery of this prospectus supplement nor the sale of common stock means that information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is correct after the date of this prospectus supplement. These documents are not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstance under which the offer or solicitation is unlawful.

PROSPECTUS SUPPLEMENT SUMMARY

       This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the “Risk Factors” section in the accompanying prospectus.

PacifiCare

       We offer managed care and other health insurance products to employer groups and Medicare beneficiaries in eight Western states and Guam. Our commercial and senior medical plans are designed to deliver quality health care and customer service to our members cost-effectively. These programs include health maintenance organizations, or HMOs, preferred provider organizations, or PPOs, and Medicare Supplement products. We also offer a variety of specialty managed care products and services that employees can purchase as a supplement to our basic commercial and senior plans or as stand-alone products. These products include pharmacy benefit management, or PBM, services, behavioral health services, group life and health insurance, dental and vision benefit plans.

       Our principal executive offices are located at 5995 Plaza Drive, Cypress, California 90630, and our telephone number is (714) 952-1121. We maintain a worldwide website at www.pacificare.com. The reference to our worldwide web address does not constitute incorporation by reference of the information contained at this site. We were formed in 1996 as a Delaware corporation in connection with the acquisition of FHP International Corporation. We are the successor to a California corporation that was formed in 1983 and reincorporated as a Delaware corporation in 1985. Our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and all amendments to those reports that we file with the SEC are currently available free of charge to the general public through our website at www.pacificare.com. These reports are accessible on our website at a reasonably practicable time after being filed with the SEC.

THE OFFERING

Common stock offered by PacifiCare	3,800,000 shares

Common stock to be outstanding after the offering	42,588,148 shares

Use of proceeds	We intend to use the proceeds from this offering primarily to redeem up to 35% of the $500,000,000 aggregate principal amount of the 10 3/4% senior notes due 2009 issued pursuant to an indenture dated as of May 21, 2002. See “Use of Proceeds.”

Risk factors	See “Risk Factors” in the accompanying prospectus for a discussion of factors you should consider before buying shares of our common stock.

New York Stock Exchange Symbol	“PHS”

       The number of shares of common stock to be outstanding after the offering is based on the number of shares outstanding as of November 7, 2003, including 779,004 shares of restricted common stock that had been granted under our stock-based compensation plans but have not been fully vested. At that date, we had 38,788,148 shares of common stock outstanding, excluding:

•	4,638,914 shares of common stock issuable upon the exercise of outstanding stock options that have an exercise price of $48.80 (the closing market price of our common stock on September 30, 2003) or less, of which 1,478,034 options were vested and exercisable and 3,160,877 were unvested as of September 30, 2003 and 1,681,961 shares of common stock issuable upon the exercise of outstanding stock options that have an exercise price of more than $48.80 per share, of which 1,497,655 options were vested and exercisable and 184,306 were unvested as of September 30, 2003;

•	5,673,954 shares of common stock available for future issuance under our employee benefit plans (other than our employee stock purchase plan) as of September 30, 2003;

•	750,002 shares of common stock available for sale under our employee stock purchase plan as of September 30, 2003; and

•	3,214,283 shares of common stock reserved for issuance upon the conversion of $135 million in aggregate principal amount of 3% convertible subordinated debentures due in 2032. Each $1,000 of the debentures is convertible into 23.8095 shares of our common stock during the fourth quarter of 2003 because the market price condition for conversion of the debentures was satisfied during the third quarter. The market price condition for conversion of the debentures is satisfied if the closing sale price of our common stock exceeds 110% of the conversion price (which is calculated at $46.20 per share) for the debentures for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of any fiscal quarter. In the event the market price condition is satisfied during any fiscal quarter, the debentures are convertible, at the option of the holder, during the following fiscal quarter. As a result, the number of shares used to calculate diluted earnings per share can fluctuate from quarter to quarter based on whether the trading price of the common stock during the preceding quarter satisfies the market price condition.

FORWARD-LOOKING INFORMATION

       This prospectus supplement, including the accompanying prospectus and documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by our use of words such as “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “intends,” “estimates” and similar expressions, whether in the negative or affirmative. We cannot guarantee that we actually will achieve the plans, intentions and expectations discussed in these forward-looking statements. Our actual results may differ materially. We have included important factors in the cautionary statements contained or incorporated by reference in this prospectus supplement and the accompanying prospectus that we believe would cause our actual results to differ materially from the forward-looking statements that we make. We do not intend to update information contained in any forward-looking statement we make. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of its date. Our business, financial condition, results of operations and prospects may have changed since then.

USE OF PROCEEDS

       The net proceeds to us from the sale of the 3,800,000 shares of common stock in the offering are estimated to be $199,024,000, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

       We anticipate using the net cash proceeds from the sale of the common stock offered by this prospectus supplement to redeem up to 35% of the $500,000,000 aggregate principal amount of the 10  3/4% senior notes due 2009 that were issued by us pursuant to an indenture dated as of May 21, 2002. Under the terms of the indenture, we may redeem up to 35% of the aggregate principal amount of the senior notes at any time, in whole or in part, at a redemption price equal to 110.750% of the aggregate principal amount of the notes being redeemed, plus accrued and unpaid interest on the notes as of the redemption date; provided that (i) at least 65% of the aggregate principal amount of the notes originally issued pursuant to the indenture remains outstanding on the date of redemption and (ii) we deliver a notice of the redemption to each note holder whose notes are being redeemed within 60 days of the closing of the sale of common stock pursuant to this prospectus supplement.

       Pending the use of the net proceeds, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

DILUTION

       The net tangible book value of our common stock on September 30, 2003, was approximately $382 million, or approximately $10.08 per common share. Net tangible book value per share is equal to the amount of our total tangible assets, less total liabilities, divided by the number of shares of common stock outstanding as of September 30, 2003. Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchaser of shares of common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to the sale of 3,800,000 shares of common stock offered by this prospectus supplement at an offering price of $52.95 per share, and after deducting estimated offering expenses, our net tangible book value at September 30, 2003 would have been approximately $581 million, or $13.93 per share. This represents an immediate decrease in net tangible book value of $39.02 per share to the new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

Offering price		$52.95
Net tangible book value per share as of September 30, 2003	$10.08
Increase per share attributable to the new investors	$3.85

Net tangible book value per share after this offering		$13.93

Dilution per share to the new investors		$39.02

UNDERWRITING

       PacifiCare and Goldman, Sachs & Co. have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, Goldman, Sachs & Co. has agreed to purchase all of the 3,800,000 shares offered hereby.

       Shares sold by Goldman, Sachs & Co. to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. In addition, Goldman, Sachs & Co. may receive from purchasers of the shares normal brokerage commissions in amounts agreed with such purchasers. If all the shares are not sold at the initial price to public, Goldman, Sachs & Co. may change the offering price and the other selling terms.

       We have agreed with Goldman, Sachs & Co. not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except in connection with employee benefit plans or director plans or employee stock purchase plans or upon the exercise of convertible securities or with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans.

       In connection with the offering, Goldman, Sachs & Co. may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by Goldman, Sachs & Co. of a greater number of shares than it is required to purchase in the offering. Goldman, Sachs & Co. must close out any naked short position by purchasing shares in the open market. A short position is more likely to be created if Goldman, Sachs & Co. is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by Goldman, Sachs & Co. in the open market prior to the completion of the offering.

       Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our common stock, and may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

       Goldman, Sachs & Co. has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to PacifiCare; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

       The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

       Goldman, Sachs & Co. has not offered or sold, and will not offer or sell, in Hong Kong, by means of any document, any shares other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or under circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, nor has it issued or had in its possession for the purpose of issue, nor will it issue or have in its possession for the purpose of issue, any invitation or advertisement relating to the shares in Hong Kong (except as permitted by the securities laws of Hong Kong) other than with respect to shares which are intended to be disposed of to persons outside Hong Kong or to be disposed of only to persons whose business involves the acquisition, disposal, or holding of securities (whether as principal or as agent).

      This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

       Goldman, Sachs & Co. has acknowledged and agreed that the securities have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

       We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $400,000.

       We have agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including liabilities under the Securities Act of 1933.

       Goldman, Sachs & Co. and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

LEGAL MATTERS

       Cooley Godward LLP, San Diego, California, will pass upon the validity of the issuance of the shares of common stock offered by this prospectus supplement. Latham & Watkins LLP, Los Angeles, California is counsel for Goldman, Sachs & Co. in connection with this offering.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

3,800,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

Goldman, Sachs & Co.